Exhibit (a)(5)(clxix)

October 31, 2004

Board of Directors

PeopleSoft, Inc.

4460 Hacienda Drive

Pleasanton, California 94588

Members of the Board:

For almost 17 months the owners of PeopleSoft—the stockholders—have been denied the opportunity to consider our offer, while we have fought our way through a variety of regulatory obstacles actively promoted by the PeopleSoft Board of Directors. Those obstacles no longer exist. Last week the European Commission voted to clear Oracle’s bid for PeopleSoft. This decision, coupled with the decision of the U.S. Department of Justice not to appeal Judge Walker’s decision, means that now the PeopleSoft Board of Directors is the only obstacle to stockholder consideration of our offer.

The time has come to bring this matter to a conclusion by allowing the stockholders to decide. We will announce tomorrow morning our best and final offer to acquire all of the shares of PeopleSoft. The principal elements of our offer include:

•	We have increased the price of our fully-financed cash offer to $24.00 per share. This price represents nearly a 60% premium to the trading price for PeopleSoft shares prior to our offer and a significant premium to recent trading prices, and is in excess of the 52-week closing price high for PeopleSoft shares. More importantly, we believe it represents a substantial premium to the price at which those shares would trade were it not for our offer. This is our best and final offer and it will not be increased.

•	In light of recent regulatory developments we will eliminate most of the conditions to our offer. The principal remaining conditions to our offer will be the Minimum Tender Condition, the Rights Condition and the Section 203 Condition.

•	Our amended offer will expire at midnight EST on Friday, November 19. If the Minimum Tender Condition is satisfied at that time—meaning that the holders of a majority of PeopleSoft’s outstanding shares have tendered their shares in our offer—and the Board of Directors of PeopleSoft has failed to remove the poison pill and Section 203 obstacles to our offer to permit us to acquire the tendered shares, then we will look to the Delaware Chancery Court to take appropriate action.

•	If the Minimum Tender Condition has not been satisfied by midnight EST on November 19, 2004, we will withdraw our offer.

We are willing to let PeopleSoft’s stockholders decide the outcome, and to withdraw our offer if it does not receive majority support. We think it is incumbent on the PeopleSoft Board to show at least equal deference to the will of its own stockholders.

Our preference, as we have maintained since our original communication with you on June 6, 2003, is to enter into a merger agreement with PeopleSoft. You have to date refused to negotiate with us. Although our $24 price is final and non-negotiable, we are ready to negotiate the other terms of a merger agreement with you, and can provide you with a draft merger agreement promptly.

We continue to be committed to supporting PeopleSoft’s customers and products. We intend to develop and introduce a next generation of PeopleSoft products—PeopleSoft 9—and in connection with that effort we intend to maintain an engineering organization at the Pleasanton campus.

We believe that the value and certainty of our offer are far preferable to PeopleSoft’s uncertain future as an independent company. We look forward to a prompt response to this proposal.

Sincerely,

/s/ JEFF HENLEY	/s/ LARRY ELLISON
Jeff Henley Chairman of the Board	Larry Ellison Chief Executive Officer